June 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rabble One, LLC Offering Statement on Form 1-A (File No. 024-10694)

Ladies and Gentlemen:

Rabble One, LLC (the “Company”) hereby requests that the qualification of the above-referenced Offering Statement be accelerated to 5:00 p.m., Washington, D.C. time, on June 7, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Rabble One, LLC

By: Jane Q, Inc., d/b/a Rabble, as Manager of Rabble One, LLC

By:	/s/ Umber Bawa
	Name:	Umber Bawa
	Title:	Chief Executive Officer and Director

cc:	Anna T. Pinedo, Esq.
Morrison & Foerster LLP